August 9, 2019

Dave Guiteau
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
1601 Washington Avenue
Suite 800
Miami Beach, FL 33139

       Re: Starwood Real Estate Income Trust, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 28, 2019
           File No. 333-220997
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed May 14, 2019
           File No. 000-56046

Dear Mr. Guiteau:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Net Asset Value, page 25

1. We note that you have acquired real estate investments that are material to your calculation of NAV. Please confirm to us that you will include a description of your valuation guidelines for these investments in future periodic filings when material changes in NAV are reported. The disclosure should include primary valuation method(s) and key assumptions used to determine the fair value of the investments.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Dave Guiteau
Starwood Real Estate Income Trust, Inc.
August 9, 2019
Page 2

absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at
(202) 551-3429
with any questions.



                                                         Sincerely,
FirstName LastNameDave Guiteau
                                                     Division of Corporation
Finance
Comapany NameStarwood Real Estate Income Trust, Inc.
                                                     Office of Real Estate and
August 9, 2019 Page 2                                Commodities
FirstName LastName